Exhibit 2

FOR IMMEDIATE RELEASE

20 July 2011

WPP PLC (“WPP”)

JWT acquires US shopper marketing agency, Lunchbox

WPP announces that its wholly owned operating company JWT, the global marketing communications company, has acquired the assets of Lunchbox LP (“Lunchbox”), a shopper engagement agency that works with retailer partners to create custom communications that influence consumers in making purchasing decisions for its clients at point of sale.

Founded in 2005, Lunchbox employs 70 people and is based in Los Angeles, with offices in Chicago, Bentonville, AR, and San Francisco. Clients include Unilever, Walmart and Kimberly-Clark. The agency’s solutions can be seen online, on mobile devices, through thousands of in-store video displays, as well as in-store via retail television networks and point-of-purchase displays.

Lunchbox’s unaudited revenues for the year ended 31 December 2010 were $21 million, with gross assets at the same date of $10 million.

This investment continues WPP’s strategy of developing its networks in fast growing markets and sectors and strengthening further its content capabilities in the shopper marketing discipline.

Contacts: Feona McEwan, WPP	+44 (0)207 408 2204